Exhibit 99.1

PRESS RELEASE
     For immediate release

NMG Announces the Successful Closing of the US$50 Million Tranche 1 Investment by GM and Panasonic

MONTRÉAL, CANADA, February 28, 2024 – Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX.V: NOU) announces it has closed its private placement previously announced on February 15, 2024 (the “Tranche 1 Investment”) of 25,000,000 common shares in the capital of the Company (“Common Shares”) and 25,000,000 common share purchase warrants (the “Warrants”) for aggregate gross proceeds of US$50 million in accordance with the subscription agreements entered into between the Company and each of Panasonic Holdings Corporation (“Panasonic”) and General Motors Holdings LLC (“GM”) on February 14, 2024. Through the Tranche 1 Investment, each of GM and Panasonic subscribed for 12,500,000 Common Shares and 12,500,000 Warrants for an aggregate purchase price of US$25 million. The Company intends to use the proceeds of the Tranche 1 Investment to support the advancement of NMG’s Phase-2 operations – the Matawinie mine and the Bécancour battery material plant – in line with their respective battery specifications. The Company anticipates closing its private placement of 18,750,000 Common Shares and 18,750,000 Warrants, previously announced on February 15, 2024, for aggregate gross proceeds of US$37.5 million in accordance with the subscription agreements entered into between the Company and each of Mitsui & Co., Ltd. and Pallinghurst Bond Limited (collectively, the “Related Party Transactions”) upon receipt of the required regulatory approvals and satisfaction of the requirements of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (as described in detail in the February 15, 2024 news release) and will provide further updates on the Related Party Transactions in due course.

The Warrants are subject to a hold period of 4 months and one day expiring on June 29, 2024.

BMO Capital Markets acted as financial advisor to the Company in connection with the Tranche 1 Investment and the Company has agreed to pay BMO Capital Markets an aggregate amount totaling US$1,250,000.

For further information regarding the Tranche 1 Investment, please refer to NMG’s press releases dated February 15, 2024, available under NMG’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and on NMG’S website at: https://nmg.com/binding-offtake-panasonic/, https://nmg.com/binding-offtake-gm/ and https://nmg.com/private-investment-offtake/. Copies of the material agreements not entered into in the ordinary course of business, being the subscription agreements with each of GM and Panasonic, the investor rights agreements with each of GM and Panasonic, and the registration rights agreement with Panasonic, are or will be available on the Company’s page on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and the summary of such agreements contained herein is qualified in its entirety by the reference to such documents.

Early Warning Disclosure Pursuant to Regulation 62-103

Prior to the Tranche 1 Investment, Panasonic owned no shares in the capital of NMG and no Warrants. Following the Tranche 1 Investment, Panasonic will own 12,500,000 Common Shares representing 11.12% of the issued and outstanding Common Shares (after giving effect to the issuance of 12,500,000 Common Shares to each of GM and Mitsui & Co., Ltd. and of 6,250,000 Common Shares to Pallinghurst Bond Limited or their respective affiliates as announced by NMG on February 15, 2024 and without giving effect to the exercise of any Warrants) and 12,500,000 Warrants, which will represent an additional 12,500,000 Common Shares if exercised, which would bring the total amount owned by Panasonic to 25,000,000 Common Shares on a diluted basis, representing 20.0% of the then issued and outstanding Common Shares (after giving effect only to the exercise of the Warrants by Panasonic and subject to the restrictions described below).

In relation to the exercise of Warrants by Panasonic, the terms and conditions of the warrant certificate, representing the Warrants issued to Panasonic, provide that Panasonic will not be entitled to exercise Warrants that would result in Panasonic owning more than 19.9% of the then issued and outstanding shares of NMG unless NMG has obtained regulatory approval.

About Nouveau Monde Graphite

Nouveau Monde Graphite is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada, for the growing lithium-ion and fuel cell markets. With enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

About GM

General Motors (NYSE:GM) is a global company focused on advancing an all-electric future that is inclusive and accessible to all. At the heart of this strategy is the Ultium battery platform, which will power everything from mass-market to high-performance vehicles. General Motors, its subsidiaries and its joint venture entities sell vehicles under the Chevrolet, Buick, GMC, Cadillac, Baojun and Wuling brands. More information on the company and its subsidiaries, including OnStar, a global leader in vehicle safety and security services, can be found at www.gm.com.

About Panasonic Energy

Panasonic Energy established in April 2022 as part of the Panasonic Group's switch to an operating company system, provides innovative battery technology-based products and solutions globally. Through its automotive lithium-ion batteries, storage battery systems and dry batteries, the company brings safe, reliable, and convenient power to a broad range of business areas, from mobility and social infrastructure to medical and consumer products. Panasonic Energy is committed to contributing to a society that realizes happiness and environmental sustainability, and through its business activities the company aims to address societal issues while taking the lead on environmental initiatives. For more details, please visit www.Panasonic.com/global/energy

Contact
MEDIA	INVESTORS
Julie Paquet	Marc Jasmin
VP Communications & ESG Strategy	Director, Investor Relations
+1-450-757-8905 #140	+1-450-757-8905 #993
jpaquet@nmg.com	mjasmin@nmg.com

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Cautionary Note

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the expected use of proceeds of the Tranche 1 Investment, the Tranche 1 Investment, closing of US$37.5 million private placement, receipt of required regulatory approvals and satisfaction of Regulation 61-101 requirements, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sale prices for graphite concentrate, the accuracy of any Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, CAPEX and OPEX estimates, all economic and operational projections relating to the project, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, those risks, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, including the changes in China’s policy regarding restrictions on Chinese graphite materials exportations, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 23, 2023, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

The securities being offered pursuant to the Tranche 1 Investment have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

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